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FEB 29 2012

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12014184

SECURITIES AN

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52692

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 SW FIRST AVENUE, SUITE 1000
(No. and Street)

PORTLAND (City) OREGON (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK K. GASKILL 503/226-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 105 (Address) KING CITY (City), OREGON (State) 97224 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK K GASKILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKG FINANCIAL GROUP, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
ALYSSA M. MARSH
NOTARY PUBLIC - OREGON
COMMISSION NO. 462700
MY COMMISSION EXPIRES OCTOBER 13, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent auditors' report on Internal accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MKG FINANCIAL GROUP, INC.

(An Oregon "S" Corporation)

Annual Audited Report

December 31, 2011 and 2010

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

DUANE LIEBSWAGER, C.P.A., PC

NAME (If individual, state last, first, middle name)

70

15405 SW 116TH AVENUE, SUITE 105

ADDRESS

KING CITY, OREGON 97224

Number and Street [71]	City [72]	State [73]	Zip Code [74]

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
MKG Financial Group, Inc.

We have audited the accompanying statements of financial condition of MKG Financial Group, Inc. (An Oregon "S" Corporation) as of December 31, 2011 and 2010, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in The United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2012

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MKG FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 13,239	$ 2,676
Receivables from broker dealers	10,004	22,917
Receivables, inventory positions at clearing corporation	190	15,278
Deposits with clearing organizations	25,000	25,000
Furniture, equipment at cost - net of accumulated depreciation of $146,996 and $139,188	20,706	28,514
Prepaid expenses	8,115	12,372
Cash surrender value life insurance	11,968	3,130
TOTAL ASSETS	$ 89,222	$109,887

	2011	2010
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$ 36,003	$ 36,397
Bank loan payable	0	14,984
TOTAL LIABILITIES	36,003	51,381
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 100 shares authorized and issued	100	100
Additional paid-in capital	139,119	139,119
Retained earnings	(86,000)	(80,713)
Total stockholder's equity	53,219	58,506
	$ 89,222	$109,887

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2011 and 2010

	2011	2010
REVENUES		
Commissions	$1,085,172	$900,902
Sale of investment company shares	1,072	0
Interest dividends	4,671	4,634
Rent income	14,441	31,849
Other	16,470	14,557
Total revenue	1,121,826	951,942
EXPENSES		
Employee compensation and taxes	378,616	227,871
Commissions and floor brokerage	112,679	89,454
Regulatory fees and assessments	9,801	8,509
Communications	19,568	17,005
Occupancy and equipment rents	129,136	138,921
Professional fees	56,990	95,024
Other expenses	229,916	166,485
Depreciation	7,808	6,741
Total expenses	944,514	750,010
NET INCOME, (LOSS) BEFORE COMPREHENSIVE ITEMS	177,312	201,932
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	89	(353)
NET INCOME (LOSS)	$ 177,401	$201,579

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2011 and 2010

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2009	100	$ 100	$139,119	($78,071)	$ 61,148
Net income (loss) for the year				201,579	201,579
Distributions				(204,221)	(204,221)
Balance at December 31, 2010	100	100	139,119	(80,713)	58,506
Net income (loss) for the year				177,401	177,401
Distributions				(182,688)	(182,688)
	100	$ 100	$139,119	($86,000)	$ 53,219

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$1,145,245	$925,049
Cash paid to employees and suppliers	(941,531)	(757,422)
Interest received	4,671	4,634
Interest paid	0	0
Income taxes	(150)	(150)
Net cash provided by operating activities	208,235	172,111
Cash flows from investing activities:		
Purchase of equipment	0	(25,874)
Net cash provided by investing activities	0	(25,874)
Cash flows from financing activities:		
Bank loans	(14,984)	14,984
Distributions	(182,688)	(204,221)
Net cash used by financing activities	(197,672)	(189,237)
Net increase in cash and cash Equivalents	10,563	(43,000)
Cash and cash equivalents at beginning of year	2,676	45,676
Cash and cash equivalents at end of year	$ 13,239	$ 2,676

	2011	2010
Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$ 177,401	$201,579
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	7,808	6,741
Change in assets and liabilities:		
Receivables from brokers or dealers	12,913	(22,259)
Prepaid expenses, investments and CSV	10,507	(11,693)
Accounts payable	(394)	(2,257)
Total adjustments	30,834	(29,468)
Net cash used in operating activities	$ 208,235	$172,111

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Pershing. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

The Company elected, effective April 1, 2000 to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for federal and state corporate income taxes has been included in these financial statements.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to ten years. Depreciation expense amounted to $7,808 and $6,741 for calendar years ending December 31, 2011 and 2010 respectively.

NOTE B - LEASES

Operating Leases - The Company occupies office space under an operating lease expiring November 2012, which is personally guaranteed by the shareholder. The lease requires the Company to pay its proportionate share of operating expenses for the building; principally real estate taxes, insurance, repairs and maintenance and utilities. Total rent expense for the years ended December 31, 2011 and 2010, was approximately $127,256 and $138,921 respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2011 are approximately as follows:

Two year	$107,317
Total	$107,317

During 2011, the Company modified it's lease agreement reducing the space rented.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 100 shares of $1. par value common stock, all of which are outstanding at December 31, 2011.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2011, the Company's net capital and required net capital, as defined, were $24,398 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 1.48 to 1.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2011 the Company's uninsured cash balance was $.00.

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2011:

Vehicle	$ 25,874
Furniture and fixtures	41,541
Office equipment	59,559
Leasehold improvements	40,728
	167,702
Less accumulated depreciation and amortization	(146,996)
	$ 20,706

NOTE G - EMPLOYEE BENEFIT PROGRAM

The Company has a savings incentive match plan covering employees who meet prescribed requirements. The Company contributes a matching contribution to each eligible employee equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The Company made contributions to the plan of approximately $7,045 for the year ended December 31, 2011.

NOTE H - BANK LOAN PAYABLE

The balance of the bank loan during 2010 is secured by a CD listed under inventory positions. The CD matured in 2011, and the balance was paid in full.

NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements,

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
MKG Financial Group, Inc.

We have audited the financial statements of MKG Financial Group, Inc. for the year ended December 31, 2011 and 2010 and have issued our report dated February 9, 2012.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duane Liebswager CPA P.C

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2012

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MKG FINANCIAL GROUP, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2011 and 2010

	2011	2010
Stockholders' equity from statement of financial condition	$53,219	$58,506
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	53,219	58,506
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(20,706)	(28,514)
Prepaid expenses & receivables	(8,115)	(12,372)
Net Capital before haircuts	24,398	17,620
Haircut on other securities	0	(68)
Net Capital	$24,398	$17,302
Computation of net capital requirement		
Minimum net capital required	$ 2,400	$ 3,426
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$19,398	$12,302
Excess net capital at 1000%	$20,798	$12,164
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$36,003	$36,397
Bank loan payable	0	14,984
Total aggregate indebtedness	$36,003	$51,381
Ratio: Aggregate indebtedness to net capital	1.48 to 1.	2.97 to 1.

MKG FINANCIAL GROUP, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2011 and 2010

	2011	2010
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$23,940	$17,302
Adjustments		
Effect on net income for adjustments		
Rounding	1	0
Decrease in aggregate indebtedness	457	0
Net capital at December 31, as adjusted	$24,398	$17,302
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$36,460	$51,382
Decrease in accounts payable	(457)	0
Total aggregate indebtedness as of December 31, as adjusted	$36,003	$51,382

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors MKG Financial Group, Inc.
1500 SW First Avenue, Suite 1000
Portland, Oregon 97201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by MKG Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating MKG Financial Group, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MKG Financial Group, Inc.'s management is responsible for the MKG Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,
2. Compared the amounts reported on the audited Form-X17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2012

COMPLIANCE

JAN 03 2012

BY G.J.

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 General Assessment Reconciliation	SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052692 FINRA DEC
MKG FINANCIAL GROUP INC 23*25
1500 SW 1ST AVE STE 1000
PORTLAND OR 97201-5834

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert E Davies
503-226-6700

2. A. General Assessment (item 2e from page 2) $ 2,454

B. Less payment made with SIPC-6 filed (exclude interest) (1,434)

7/29/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 980

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 980

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 980

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MKG Financial Group Inc
(Name of Corporation, Partnership or other organization)

Robert E Davies
(Authorized Signature)

FINOP
(Title)

Dated the 10 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,121,915
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	38
Total additions	38
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1034
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	112,677
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	177
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	26,459
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	140,347
2d. SIPC Net Operating Revenues	$ 981,606
2e. General Assessment @ .0025	$ 2,454

(to page 1, line 2.A.)

MKG FINANCIAL GROUP, INC.

10351

Securities Investor Protection Corp.

2/10/2012

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
2/10/2012	Bill		980.00	980.00		980.00
					Check Amount	980.00

Umpqua MKG Financi 2009 SIPC general assessment 980.00

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
MKG Financial Group, Inc.

We have audited the financial statements of MKG Financial Group, Inc. for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 9, 2012. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of MKG Financial Group, Inc. may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2011 and 2010, financial statements and this report does not affect our report on these financial statements dated February 9, 2012.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2011 and 2010, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. and should not be used for any other purpose.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2012